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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                  SERAGEN, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   817474-10-9
                                 (CUSIP Number)

      JAMES B. LOOTENS, ASSISTANT SECRETARY AND ASSOCIATE GENERAL COUNSEL,
                 ELI LILLY AND COMPANY, LILLY CORPORATE CENTER,
                    INDIANAPOLIS, INDIANA 46285 317-276-5835
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 11, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)



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CUSIP No.                                                 817474-10-9

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
(1)     Names of Reporting Persons:                       Eli Lilly and Company
        S.S. or I.R.S. Identification                     35-0470950
        Nos. of Above Persons

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(2)     Check the Appropriate Box                         (a) _________________
        if a Member of a Group                            (b) _________________
                                                          Not Applicable

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(3)     SEC Use Only

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(4)     Source of Funds                                   Not Applicable

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(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                             Not Applicable

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(6)     Citizenship or Place of Organization              Indiana

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Number of Shares             (7)   Sole Voting            None
  Beneficially Owned               Power
  by Each Reporting          (8)   Shared Voting          1,787,092
  Person With                      Power
                             (9)   Sole Dispositive       1,787,092
                                   Power

                             (10) Shared Disposi-         None
                                   tive Power

--------------------------------------------------------------------------------

(11)   Aggregate Amount Beneficially                      1,787,092
       Owned by Each Reporting Person
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(12)   Check if the Aggregate Amount                      Not Applicable
       In Row (11) Excludes Certain Shares

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(13)   Percent of Class Represented                       5.6%
       by Amount in Row (11)
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(14)   Type of Reporting Person                           CO

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Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer.

        On May 11, 1998, Eli Lilly and Company ("Lilly") entered into a Stockholder Voting Agreement ("Voting Agreement") with Ligand Pharmaceuticals Incorporated ("Ligand") in connection with a proposed acquisition of the Issuer by Ligand. The Voting Agreement obligates Lilly to vote its shares of the Issuer's common stock in favor of the proposed merger with Ligand and against any action that would compete with or otherwise adversely affect the proposed merger. Lilly has delivered a proxy to Ligand (irrevocable to the extent permissible under Delaware law) to effectuate the foregoing. In addition, Lilly has agreed not to (i) directly or indirectly take any action to solicit, initiate or encourage the making of any competing acquisition proposal; or (ii) dispose of its shares of the Issuer's common stock prior to the termination of the Voting Agreemnt.

        The Voting Agreement terminates on the earliest of (i) the effective time of the merger with Ligand; (ii) the termination of the Agreement and Plan of Reorganization between Ligand and the Issuer relating to the proposed merger; and (iii) May 1, 2001. A copy of the Voting Agreement, including the form of proxy, is filed herewith as Exhibit A and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

               Exhibit A.    Stockholder Voting Agreement dated as of May 11,
                             1998, between Lilly and Ligand Pharmaceuticals,
                             Incorporated, including form of Proxy*

               * This exhibit is incorporated by reference from Exhibit A to the
                 Schedule 13D filed with respect to the Issuer by Ligand Pharmaceuticals, Incorporated on May 21, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ELI LILLY AND COMPANY

                                                  /s/ Edwin W. Miller
                                            -----------------------------------
                                            Edwin W. Miller
                                            Vice President and Treasurer

Date:  May 21, 1998

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